UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April 2021	Commission File Number: 001-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	News Release dated April 16, 2021 titled Results of Voting for Directors at Annual Shareholders’ Meeting
99.2	News Release dated April 16, 2021 titled Fairfax Announces Conference Call

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: April 16, 2021	By:	/s/ Eric P. Salsberg
Name: Eric P. Salsberg Title: Vice President, Corporate Affairs and Corporate Secretary